Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com
December 17, 2021

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Sonny Oh, Esq.
Attorney-Adviser
Division of Investment Management

Re:    Post-effective Amendment No. 34 filed under Rule 485(a) for Pioneer AnnuiStarSM Plus Annuity contracts issued by Brighthouse Life Insurance Company (“Brighthouse”) and Separate Account Eleven (the “Account”), File Nos. 811-21262, 333-101778

Dear Mr. Oh:

This letter responds to the comments you conveyed to Dodie Kent and Alexandria Stith of Eversheds Sutherland LLP on November 23, 2021, with regard to the above-noted filing. Along with this letter, we are filing a revised statutory prospectus and statement of additional information, which reflect conforming edits.

I.     GENERAL

1.  COMMENT: Any comments made with regard to the disclosure in one location of the registration statement applies to all disclosure in the registration statement.

RESPONSE: We have followed this approach.

II.    PROSPECTUS

FRONT COVER PAGE

1.  COMMENT: In the last two sentences of the first paragraph beginning with, “The Contract includes Purchase Payment Credits…,” please be consistent with the terminology referring to ”Purchase Payment Credits.” Please choose one term (“Purchase Payment Credits” or “bonus credits”) and use that term throughout the registration statement, or indicate that “bonus credits” is another term for the credit.

RESPONSE: We have added the following parenthetical in the 6th sentence of the first paragraph: “(also referred to as ‘bonus credits’).”

2.  COMMENT: Confirm that the only recapture occurs during the free look period. If there is any other recapture, that disclosure needs to be provided.

RESPONSE: We confirm that the only recapture occurs during the free look period. Indeed, because these contracts are no longer sold, no such recaptures are occurring.

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KEY INFORMATION TABLE

3.  COMMENT: In the “Ongoing Fees” row (p. 7) please add the minimum and maximum Base Contract fees.

RESPONSE: We will do so before we submit our final post-effective amendment filing.

4.  COMMENT: In the “Ongoing Fees” row (p. 7) please confirm that the administrative expense charge is also included a part of the Base Contract charge.

RESPONSE: We confirm that the administrative expense charge will be included when we include said fees in our final post-effective amendment.

5.  COMMENT: In the Lowest and Highest Annual Cost table, please insert those figures.

RESPONSE: We will do so before we submit our final post-effective amendment filing.

FEE TABLE

6.  COMMENT: Underneath Base Contract Expenses (p. 13), delete the “(3)” footnote reference next to the parenthetical.

RESPONSE: We have deleted the footnote reference.

7.  COMMENT: In the Examples section (p. 13), in the second line of the second paragraph, revise “and also assume the most expensive optional benefits available for an additional charge. Additionally, these examples are based on either the Minimum or maximum Total Annual...,” to state “…and also assume the most expensive combination of optional benefits available for an additional charge and the Minimum or Maximum Total Annual…”.

RESPONSE: We have made the revision.

PRINCIPAL RISKS

8.  COMMENT: Under “Insurance Company Risk,” revise the second line to state, “to provide all of the obligations (including under the fixed account) and guarantees and benefits…”

RESPONSE: We have made the revision.

THE ANNUTY CONTRACT

9.  COMMENT: At the end of the 3rd paragraph under “The Annuity Contract,” where it states “including material state variations” (p. 16), please confirm that all material state variations have been disclosed in the prospectus pursuant to instruction in Item 8(a) of the Form.

RESPONSE: We have now disclosed all material state variations in the prospectus.

10.  COMMENT: Under “Qualified Contracts Under Section 403(b)” (p. 18), the second line mentions Code regulations that became effective January 1, 2009. Please review the disclosure to ensure that the information is still pertinent. If the information is still relevant, please remove the date reference to 2009, as it is irrelevant.

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RESPONSE: We confirm that the information is still pertinent, and we have removed the date from the disclosure.

11.  COMMENT: Under “Purchase Payment Credits” (p. 18), please (1) disclose that the insurer expects to make a profit from the bonus charges and identify the charges used to recoup the bonus; (2) disclose that there may be circumstances under which a contract owner could be worse off for having the bonus credit, and (3) identify the circumstances where an owner would be worse off for having the bonus.

RESPONSE: We have clarified the disclosure.

12.  COMMENT: In the last paragraph under “Purchase Payment Credits,” which begins with “Purchase Payment Credits may not be included…” (p. 19) please disclose in this section if there is any impact on the calculation of the death benefit.

RESPONSE: We have clarified the disclosure.

BENEFIT TABLE

13.  COMMENT: All of the disclosure in the benefit table should be supported by the fuller benefit narrative. Please ensure that all of the bullet points in the Benefit Table re-appear in the narrative at minimum. (1) For the Special Dollar Cost Averaging program, there is no basis in the narrative for the 3rd bullet point; (2) for the Systematic Withdrawal Program, please ensure that the narrative supports the 3rd bullet point; (3) for the Nursing Home Confinement Rider, please ensure that the narrative supports the 4th bullet point; and (4) for the Standard Death Benefit, the narrative should support the second bullet point.

RESPONSE: We have ensured that the benefit narratives support the disclosures in the Benefit Table.

14.  COMMENT: In the Annual Step-Up Death Benefit row, please remove the parenthetical “(no longer available)” and make it the first bullet in the Restrictions/Limitations column. Please do the same for all of the benefits in the Benefit Table that are no longer available.

RESPONSE: We have done so.

15.  COMMENT: In the Purpose column of the Annual Step-Up Death Benefit row, please replace “highest Contract Value on an eligible Contract Anniversary” with “Step-Up Value.” Please do the same in the Purpose column for the Roll-Up Death Benefit.

RESPONSE: We have done so.

16.  COMMENT: In the GMWB III row, add as the first bullet in the Restrictions/Limitations column, “Not available in all states.”

RESPONSE: We have done so.

PAYMENT OPTIONS

17.  COMMENT: In the “Payment Options” section (p. 71) under “Annuity Options,” please provide more detail regarding the annuity options, such as a discussion of the material factors that may determine level of annuity benefits, and the impact of frequency and duration of annuity payment on the level of such annuity payments. See Item 9(a) and (c) of the Form.

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RESPONSE: We have done so.

18.  NOTE: Under “Variable Liquidity Benefit,” if the annuity option “Payments for a Fixed Period without Life Contingency” is offered as a variable annuity option, is the Variable Liquidity Benefit an actual benefit. In other words, if Annuity Option 5 is available as variable, why would an owner purchase the variable liquidity benefit?

RESPONSE: Respectfully, whether or not Option 5 offers a variable fixed period without life contingency, it does not provide a liquidity benefit absent the purchase of the Variable Liquidity Benefit – a feature that provides an owner with the right to “commute” the present value of any remaining period certain payments at a guaranteed rate.

MISCELLANEOUS CONTRACT PROVISIONS

19.  COMMENT: Consider deleting the “Right to Return” section (p. 72).

RESPONSE: We decline to do so. To the extent that it would not create confusion or inaccuracies, our long-standing practice is to carry-forward historical prospectus disclosures.

THE SEPARATE ACCOUNT

20.  COMMENT: In the first paragraph under “The Separate Account” (p. 73), delete the phrase “the Separate Account and” before “MetLife of CT…”.

RESPONSE: We have deleted the phrase.

FEDERAL TAX CONSIDERATIONS

21.  COMMENT: Under “Federal Tax Considerations” (p. 74), please disclose that the Purchase Payment Credit amount is not included in the basis in the Contract.

RESPONSE: We have done so.

APPENDICES & BACK COVER PAGE

22.  COMMENT: Please remove the last sentence of the Appendix A introduction (cross reference to Appendix B).

RESPONSE: Respectfully, the Company has not made this change. As permitted by Form N-4, Item 17, Instruction 1(f), the Company has opted to provide a separate Appendix related to investment restrictions. Accordingly, the Company submits that directing the investor as to where such referenced restrictions are located is appropriate. Additionally, the Company provided said sentence in its 2021 template filings and included it in its many replicate filings.

23.  COMMENT: In the 6th paragraph under Appendix C beginning with “Purchase Payments allocated to the Fixed Account…,” in the sentence beginning with “Where permitted by state law…,” please disclose the minimum guaranteed rate for all Contracts.

RESPONSE: We have done so.

24.  COMMENT: On the back cover page (1) add the phrase “about the Separate Account” after “includes additional information” in the first sentence; (2) in the last sentence of the first paragraph, add “and to make investor inquiries,” before “call us at…;” (3) and in

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the first line of the second paragraph, “reports and other information” should be about the Separate Account, not about the Company.

RESPONSE: We have made the requested changes.

III.     STATEMENT OF ADDITIONAL INFORMATION

25.  COMMENT: At the top of the cover page of the SAI, add “annuity” to the end of each of the Contract names. The Contract name should match the contract identifier name on EDGAR.

RESPONSE: We have done so.

26.  COMMENT: Please incorporate footnote 1 at the bottom of the cover page into the narrative. The footnote is clunky and hard to follow.

RESPONSE: We have incorporated the footnote into the narrative.

27.  COMMENT: In the first sentence under “The Separate Account,” please briefly describe the assets referred to, i.e., “not including the fixed account assets,” or “assets separate from the Fixed Account assets.”

RESPONSE: We have described the assets referred to as those “other than Fixed Account assets.”

28.  COMMENT: Confirm the absence of non-principal risks for Item 20. (Some companies include cyber security risks, regulatory risks, or changes of law or staff position).

RESPONSE: We confirm that all principal and non-principal risks have been disclosed in the prospectus.

29.  COMMENT: The reference at the end of the first sentence under “Principal Underwriting and Distribution Agreement,” should be “Other Information – Distributor.”

RESPONSE: We have corrected the reference.

30.  COMMENT: Please delete the caption for “Additional Federal Tax Considerations.” Any disclosure in this section should be incorporated back into the prospectus. Tax info should be provided in the prospectus per Item 14 of the Form. No item in the SAI allows for additional tax disclosure that might have been missed in the prospectus.

RESPONSE: Prior to the Company’s final post-effective amendment filing, the Company will validate that it is in full compliance with Item 14, as it does each annual update season. Respectfully, at that time, pursuant to General Instruction 3(b) of Form N-4, the Company will determine what additional non-Item 14 tax disclosure it will retain in the SAI, as it believes that certain additional tax information may be helpful to certain investors.

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Very truly yours, /s/ Dodie C. Kent Dodie C. Kent Partner Eversheds Sutherland (US) LLP
cc: Michele H. Abate, Brighthouse Financial Ronald Coenen, Jt. Eversheds Sutherland (US) LLP